UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-FR

☒        REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐                                 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the fiscal year ended

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                For the transition period from                       to

OR

☐                                 SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                Date of event requiring this shell company report

Seven Arts Pictures PLC

(Exact name of Registrant as specified in its charter)

England

(Jurisdiction of incorporation or organization)

2-3 Fareham Street, London UK W1D 3B

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Ordinary Shares, £0.05 par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Company’s classes of capital or ordinary stock as of the close of the period covered by the annual report:

13,184,000 ordinary shares
3,000,000 convertible redeemable preferred shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes  ☐   No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.   Yes  ☐   No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer.  See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:  Item 17  ☒   Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes  ☐   No  ☐   N/A  ☒

Indicate by check mark whether the registrant has filed all document and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.   Yes  ☐   No  ☐   N/A  ☒

Index to Exhibits on Page 42

Seven Arts Pictures PLC

FORM 20-F REGISTRATION STATEMENT

INTRODUCTION

Seven Arts Pictures PLC (“Seven Arts” or the “Company”) was incorporated as Glasgow Park Investments PLC on 24 August 2001 under the English Companies Act of 1985.  Pursuant to a resolution passed at a meeting of the shareholders of the Company held on 11 September 2001, the Company changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 6 November 2003, the name of the Company was changed to Cabouchon PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 2 September 2004, the name of the Company was changed to Seven Arts Pictures PLC.  Documents concerning the Company which are referred to herein may be inspected during regular hours at the Company’s Los Angeles affiliate office located at 6310 San Vicente Blvd., Suite 510, Los Angeles, CA 90048 U.S.A.

BUSINESS OF SEVEN ARTS PICTURES PLC

Seven Arts Pictures PLC (“Seven Arts” or the “Company”), an English corporation, is the successor of Seven Arts Pictures Inc. (“SAP”) founded in 2002 as an independent motion picture production and distribution company engaged primarily in the development, financing, production and licensing of theatrical motion pictures for exhibition in domestic and international theatrical markets, and for subsequent worldwide release in other forms of media, including home video and pay and free television.  SAP continued the motion picture production and distribution activities of CineVisions incorporated in 1992.  The Company currently owns interests in 27 completed motion pictures listed in Table 8.  Over the next five years, the Company intends to produce between two and four feature length theatrical motion pictures per year, and license such pictures in the United States and throughout the world to third party distributors.

FORWARD-LOOKING STATEMENTS

Certain statements in this document might constitute “forward-looking statements”. Some, but not all, forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” and “intend,” statements that an action or event “may,” “might,” “could,” “should,” or “will” be taken or occur, or other similar expressions. Although the Company has attempted to identify important factors that could cause actual results to differ materially from expected results, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: the need for additional financing; uncertainties and risks related to carrying on business in foreign countries; risks associated with third party infringement of copyrights and other intellectual property, especially the unauthorized duplication of motion picture DVDs and unauthorized distribution of motion pictures through the world wide web; risks associated with the lack of enforcement of applicable copyright and intellectual property laws, especially in foreign countries; risks associated with changing copyright and applicable intellectual property laws, especially in foreign countries; risks associated with changing distribution models for motion pictures, especially on the world wide web; risks associated with restrictions of motion picture content, especially in foreign countries; reliance on key personnel; the potential for conflicts of interest among certain officer, directors or promoters of the Company; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s ordinary share price and volume; and tax consequences to U.S. Shareholders. The Company is under no obligation to keep its information current and revise any forward-looking statements because of new information, future events or otherwise.

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists the names, ages and business addresses of the Directors of Seven Arts, as of March 30, 2007.

Table No. 1

Directors

Name	Age	Date First Elected or Appointed

Peter Hoffman (2)	57	September 2, 2004
Anthony Bryan (4) (1)	84	March 30, 2007
Rufus Pearl (1) (3)	30	September 2, 2004
Julia Verdin (1) (2)	44	January 3, 2007
Anthony Hickox (3)	42	January 3, 2007
Elaine New (3)	47	January 11, 2007

(1)           Member of Audit Committee.

(2)           6310 San Vicente Blvd., Suite 510, Los Angeles, CA 90049 USA

(3)           30 Farringdon Street, London EC4A 4HJ UK

(4)           1801 Century Park East, Suite 1850, Los Angeles, CA 90067 USA

1.A.2.  Senior Management

Table No. 2 lists the names, ages and business addresses of the senior management of the Company as of March 30, 2007.  The senior management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

Name and Position	Age	Date of First Appointment

Peter M. Hoffman, CEO (1)	57	September 2, 2004
Elaine New, Finance Director (2)	47	January 11, 2007
Chris Bialek, President Seven Arts Int’l. (1)	45	September 30, 2006

(1)           6310 San Vicente Blvd., Suite 510, Los Angeles, CA  90049, USA

(2)           30 Farringdon Street, London EC4A 4HJ UK

Mr. Hoffman’s functions, as President and CEO of the Company, include strategic planning, business development, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/shareholders; and preparation/payment/organization of the expenses/taxes/activities of the Company, and reporting to the Board of Directors.

Ms. New functions as Finance Director include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of the expenses/taxes/activities of the Company.  She assists in ensuring the Company’s compliance with all statutory and regulatory requirements.

Mr. Bialek’s functions as President of Seven Arts International include licensing of the Company’s motion pictures to third parties throughout the universe.

1.B.  Advisors

The Company’s UK Legal Counsel:

Davenport Lyons

30 Old Burlington Street

London W1S 3NL UK

Contact: Richard Moxon

Telephone: 44 20 768 2715

The Company’s Banks are:

Barclays Bank Ltd

27 Soho Square

London W1A 4WA UK

Contact: Rachel Hunter

Telephone:  44 207 441 4771

City National Bank

400 N. Roxbury Drive

Beverly Hills, CA 90210 USA

Contact:  Charles Heaphy

Telephone:  310-888-6800

1.C  Auditors

The Company’s auditor is:

MRI Moores Rowland LLP

3 Sheldon Square

Paddington

London W2 6PS UK

Contact: Robin Stevens

Telephone: 44-207 470 0000

Member of the Institute of Chartered Accountants of England and Wales

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

NA

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

The selected financial data of the Company for Fiscal Year ended 2006 and 2005 ended March 31st was derived from the financial statements of the Company that have been audited by MRI Moores Rowland LLP.  The selected financial data of the Company for the six months ended September 30, 2006 was derived from the Company’s unaudited financial statements for this period prepared by the Company’s accounting staff.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3A and B are derived from the financial statements of the Company, which have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) and Generally Accepted Auditing Standards (GAAS).

Table No. 3A

Selected Financial Data

(£ in 000, except per share data)

	Year Ended 3/31/06	Year Ended 3/31/05
Revenue	9,015	2,276
Income/(Loss) from Operations	1,073	(5,043)
Income/(Loss) From Continuing Operations	1,073	(4,982)
Net Income/(Loss)	643	(7,540)
Net Income/(Loss) from Operations Per Share (Pence)	4.88	(84.06)
Income/(Loss) from Continuing Operations per Share (Pence)	4.88	(84.64)

Working Capital	1,853	(2,594)
Long-Term Debt	10,278	5,249
Mezzanine Level — Redeemable/Convertible Preferred Shares	3,000	3,000
Capital Stock	6,658	6,658
Shareholders’ Equity	(2,633)	(3,311)
Total Assets	17,844	9,544
Net Assets	10,645	4,938

Table No. 3B

Selected Financial Data

(£ in 000, except per share data)

	Unaudited Six Months Ended 9/30/06	Unaudited Six Months Ended 9/30/05

Revenue	1,887	3,544
Income from operations	692	3
Income from continuing operations	692	3
Net Income/(Loss)	271	(176)
Net Income/(Loss) from continuing operations per share (pence)	2.06	(1.83)
Income/(Loss) from continuing operations per share (pence)	2.06	(1.83)

Working Capital	1,478	(7,744)
Long-term Debt	9,460	6,000
Mezzanine level — redeemable convertible preference shares	3,000	3,000
Capital Stock	6,658	6,658
Shareholders’ Equity	(2,520)	(100)
Total Assets	13,704	17,729
Net Assets	9,940	5,900

3.A.3.  Exchange Rates

Table No. 4 sets forth the exchange rates for the UK pound sterling at the end of two most recent Fiscal Years ended March 31st and for the six-month periods ended September 30th.  The average rates for the periods, and the range of high and low rates for the periods.  The data for each month during the most recent eight months is also provided.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of U.S. dollars required under that formula to buy one U.K. pound.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

US Dollar to UK Pounds Sterling

Period	Average	High	Low	Close

December 2006	1.96277	1.98460	1.94330	1.95910
November 2006	1.90940	1.95440	1.88340	1.95080
October 2006	1.87490	1.90420	1.85160	1.89930
September 2006	1.88771	1.90900	1.86020	1.87260
August 2006	1.89141	1.91400	1.86160	1.90120
July 2006	1.84590	1.86750	1.81750	1.86360
June 2006	1.84670	1.88780	1.80890	1.81630
May 2006	1.86745	1.90250	1.82030	1.87210
April 2006	1.76403	1.82560	1.72480	1.82630
March 2006	1.74491	1.76230	1.72280	1.73980
February 2006	1.74964	1.78560	1.72810	1.74170

Six Months Ended 9/30/2006	1.85082	1.9140	1.72480	1.87260
Six Months Ended 9/30/2005	1.82154	1.92160	1.72710	1.76280

Fiscal Year Ended 3/31/2006	1.78630	1.92160	1.70480	1.73980
Fiscal Year Ended 3/31/2005	1.84648	1.95500	1.74790	1.8790

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of March 30, 2007.

Table No. 5

Capitalization and Indebtedness

As of March 30, 2007

Total Shares Issued and Outstanding	29,684,000	*
Total Shares Authorized	573,184,000

Stock Options Outstanding	200,000
Preference Shares Outstanding	3,000,000
Capital Leases:	Nil
Guaranteed Debt:	Nil
Secured Debt:	$7,500,000	+

*          See Item 4. No. A

+              Certain film rights controlled by the Company are also pledged to secure an additional “hedge fund” indebtedness by an unconsolidated subsidiary of the Company.  See Item 4. No. A.

3.C.  Reasons For The Offer And Use Of Proceeds

NA

3.D.  Risk Factors

Risks Related Primarily to the Company and its Operations

Limited Operating History

The Company’s predecessor was formed in 1992 and the predecessors acquired control of the Company in September 2004.  As a result, investors will have only a limited period of operations to evaluate the performance of the Company.

Risks of Participating in the Exploitation of Motion Pictures

Substantially all of the Company’s revenues are anticipated to be derived from the production and distribution of its motion pictures.  The motion picture industry is highly speculative, aggressively competitive and involves numerous inherent risks, which may adversely impact the Company’s success.  The economic success of an entity, which is involved in the creation, and exploitation of motion pictures (including the Company) is greatly dependent upon the public acceptance of each motion picture, compared with the cost of the motion picture’s development, production and distribution. Audience appeal depends upon factors which cannot be ascertained with certainty in advance and over which the Company may have no control, including, among other things, release patterns, current events, positioning in the various markets and changing public taste.  Many motion pictures fail to generate sufficient revenues to recover their costs of promotion, production and/or distribution.  Further, films often have an unexpected poor financial performance despite well-known talent, high production values and/or a large promotional and advertising budget.  No assurances can be given that the Company’s motion pictures will be profitable.

The risks of motion picture exploitation can be accentuated when audience appeal and other intangible factors must be forecast for multiple territories (domestic and foreign) and the varying audience tastes and distribution practices associated with each territory.  This is true of the Company’s operations of exploiting motion pictures in multiple territories.   Although the Company attempts to manage such risks in its course of multi-territory operations, nonetheless the commercial potential of any motion picture cannot be accurately predicted, and as such there can be no assurances that the development, production and distribution decisions of the Company as to any film will results in profits or that the Company will not experience significant losses.

High Failure Rate of Similarly Situated Companies

Many independent motion picture companies involved in one or more of the production and distribution of motion pictures have failed and ceased operations.  Recent examples of failed independent motion companies include Carolco Pictures, Orion Pictures, Weintraub Entertainment, DeLaurentiis Entertainment Group, Hemdale, IRS Media, IRS Releasing and Prism Entertainment.  Other independent motion picture companies have recently substantially curtailed their motion picture production activities due to poor results, including Savoy Pictures, The Samuel Goldwyn Company and Cinergi Pictures.  Further, numerous other smaller independent film production and/or distribution companies with similarities to the Company have failed to achieve their business objectives.  There can be no assurances that the Company will not fail to meet its business objectives and be forced to curtail or cease its operations.

Unspecified Motion Pictures; Lack of Diversification of Film Projects

Although the Company has a number of motion picture projects, there can be no assurances that any particular film will be produced or that the creative elements of any film will not change.  Further, Management has complete discretion to select the Company’s motion picture projects.  Owners of ordinary shares will not have the opportunity to evaluate the merits of any individual Company film projects selected by the Company.  It is unknown how many films the Company will, in fact, produce or market.

The number of films in which the Company markets may be affected by many factors, including the ability to attract project financing and/or co-ventures on individual projects or slates.  The less the number of films produced by the Company, the more the Company’s results will be dependent upon the individual results of a few films rather than a broad or diversified group of films.  Such lack of diversification could result in a concentration of risk in the results of relatively few films.  If such few films do not perform well, the Company’s results of operations would be adversely affected, and shareholders could be subjected to the loss of some or all of the amount of their investment in ordinary shares of the Company.

Fluctuation of Operating Results

The Company’s revenues and results of operations will be significantly dependent upon the timing of its motion picture releases and the unpredictable commercial success of its motion pictures.  Additionally, the Company’s revenues and overall operating performance will be dependent on the Company’s plan of operations to produce 2 to

4 motion pictures per year.  The Company expects that these factors, as well as the uncertainties in the release schedules of the Company’s motion pictures and audience responses thereto, will cause the Company’s revenues and earnings, if any, to fluctuate significantly from quarter to quarter.  Accordingly, the Company’s results of operations for any one period will fluctuate and will not necessarily be indicative of potential results for any future periods.

Need for Additional Financing

The Company expects that results from operation, loans and/or co-venture financing, will be sufficient for the Company to pursue its plan of operations to produce two to four motion pictures per year.  However, there can be no assurance that a sufficient level of revenues will be attained to fund operations or that unanticipated costs will not be incurred.  Future events, including problems, delays, expenses and difficulties frequently encountered in motion picture production by similarly situated companies, as well as changes in economic, regulatory or competitive conditions, may lead to cost increases that could make it necessary for the Company to seek additional financing.  There can be no assurance that the Company will be able to obtain any necessary additional financing on terms acceptable to the Company, if at all.  In addition, additional financings may result in further dilution to the Company’s current shareholders.

The Company obtained financing from “hedge fund” financiers in February 2006 (approximately $8,300,000) and in December 2007 (approximately $7,500,000), both secured by motion picture assets of the Company.  These financings mature within short periods referred to herein.  Seven Arts Pictures Inc. pledged its ordinary shares of the Company (currently 8,095,000) to the hedge fund providing the financing in December 2006.  The Company expects to be able to repay or refinance this indebtedness, but if it were unable to do so such failure would have a material adverse effect on the Company.

Current Lack of Credit Facility; Leverage

The Company does not have any credit facility.  There can be no assurance that the Company will be able to secure a line of credit or, if secured, the terms of such a facility.

Reliance on Distributors

The Company will, in many instances, license specific distribution rights to distributors in one or more territories and/or media channels.  Generally, the distributor of a motion picture will have the broadest possible latitude in the distribution and exploitation of the motion picture, and the exercise of its business judgment on all matters pertaining thereto will be final.  A distributor’s decisions in this regard are anticipated to have a significant impact on the potential return on investment to the Company.  Typically, the distributor will not be required to distribute or otherwise exploit the subject motion picture in any particular media or market, nor will the distributor be required to give preference to or otherwise favor the subject motion picture.  Furthermore, if, in the exercise of its business judgment, a distributor determines to minimize, limit or curtail the distribution or other exploitation of a motion picture or any expenditure in connection therewith, the revenues, if any, from the distribution or other exploitation of the motion picture may be materially and adversely affected.  Moreover, there may be (and typically there are) disagreements between the Company and a distributor over distribution accounting statements, which may delay or limit the remittance of funds to the Company.  The default of a distributor on its obligation to the Company may have an adverse impact on the ability of the Company to complete production of a film, exploit a film or otherwise obtain satisfactory returns.  Litigation over a defaulted distribution agreement would restrict the ability of the Company to exploit the film.  Finally, motion pictures compete with each other for exhibition and therefore there may be conflicts between the Company’s motion picture being distributed by the distributor and other motion pictures (in which the Company has no financial interest) distributed by the distributor.  To the extent that the other motion pictures are marketed by larger or dominant competitors, the exhibitor may have great incentive to favor such other motion pictures in making distribution decisions.

Reliance upon Presales, Advances and Guarantees

The Company attempts to minimize some of the financial risks normally associated with motion picture production by obtaining, at various stages prior to release of its motion pictures, advances and guarantees from distributors in exchange for distribution rights to such pictures in particular territories.  Advances and guarantees paid by a distributor for distribution rights to a film generally represent a minimum purchase price for such rights. While guarantees from distributors reduce some of the financial risk of the Company’s motion pictures by guaranteeing the receipt of certain revenues upon delivery of these motion pictures for distribution, such advances and guarantees do not assure the profitability of the Company’s motion pictures or the Company’s operations.  Management believes, based upon its experience, that, before commencement and during production of its motion pictures, it can obtain advances (generally payable upon delivery of the applicable film) pursuant to single picture or output agreements, and other production tax subsidies in an amount in excess of the Company’s cost of producing motion picture.  While the licensing of distribution rights in exchange for advances and guarantees reduces the risk to the Company from unsuccessful films, it may also result in the Company receiving lower revenues with respect to highly successful films than if such licensing of distribution rights were made upon different terms that, for example, might have provided lower advances and guarantees to the Company but also a lower distribution fee (i.e. a lower percentage of gross revenues) to the distributor.  Further, if and as the international marketplace for motion pictures demands increasingly costly motion pictures, there can be no assurance that the amount of advances and guarantees which the Company anticipates that it can generate on a given film project will be greater than or equal to the Company’s cost of producing such motion picture.

Further, in today’s rapidly changing and competitive marketplace for motion pictures, it is possible that the amount of such advances and guarantees alone, after payment of the Company’s operating expenses, even if greater than the Company’s direct cost of producing a specific film, will not be sufficient to provide the Company with a significant return on its invested capital and, should the Company incur higher than expected overhead or production expenses, with a return of all or substantially all of its invested capital.  To the extent that the Company does not produce one or more films that generate overages for the Company, there may be a material adverse effect upon the Company and the potential for returns on, and even the return of, its capital.

Domestic Theatrical Distribution

Typically, a motion picture’s success in non-theatrical domestic and foreign markets (including domestic home video and cable/pay television markets, and all markets in foreign territories) is greatly influenced by its success in its theatrical release in the United States.  The significant marketing and promotion of a film for a domestic theatrical release is a major factor in the results from marketing the film in such ancillary markets and territories.  While some of the Company’s motion pictures have been theatrically released in the United States or have domestic theatrical release commitments from one or more domestic theatrical distributors, there can be no assurance that the Company will obtain any theatrical release for any of its films.  Although the Company carefully considers domestic theatrical release issues in making acquisition, production and distribution decisions, to the extent the Company produces or acquires motion picture projects or rights without any guaranteed domestic theatrical release or promotional budget, the Company is subject to risk that ancillary market revenues from such film (as distinguished from profit) will generally be significantly less than for a film that has received or will receive the marketing benefits of a domestic theatrical release advertising campaign.  Further, the loss of anticipated domestic theatrical distribution where the company has committed capital on the assumption of a domestic theatrical promotional campaign may result in materiel adverse results for the Company for such film.

Risks of Motion Picture Production

The success or failure of any motion picture cannot be reliably predicted.  Aside from the uncertainty of public or critical reaction to a motion picture, there are certain risks involved in the production of any motion picture, many of which may materially delay completion of a motion picture or make completion impossible, in which event the consequences to the Company may be material and adverse.  Such risks include, but are not limited to, labor disputes, death or disability of a star performer, unavailability of necessary equipment, destruction of the completed motion picture negative, unanticipated changes in the weather, destruction or malfunction of sets or equipment, and the inability of production personnel to comply with budgetary or scheduling requirements.  Significant difficulties such as these may materially increase the costs of production or may cause the entire project to be abandoned.  To some extent these risks can be minimized by insurance, such as completion, negative, cash and general liability insurance, which the Company intends to obtain in all its productions.  However, it is not possible to insure against all risks and, it is sometimes impossible to continue production, notwithstanding the receipt of insurance proceeds.  No assurance can be given that such insurance will be available to the Company or if available, available at reasonable premiums.

Over-Budget Films

Although management believes that the production budget estimates and contingency reserve will be structured so as to minimize the risk to the Company of over-budget production costs, there can be no assurance that adverse conditions or factors beyond the control of the Company will not affect the ultimate cost to the Company of each film the Company produces.  Although management believes that it is capable of establishing realistic budgets necessary to complete the films, there can be no assurance that unforeseen events will not cause the actual cost to be greater than the anticipated budget.  If a film ultimately costs more than expected, it may not be possible for the Company to complete the film or the over-budget costs may result in financial losses on that film.

Labor Considerations in the Motion Picture Industry

The cost of producing and distributing motion pictures has increased substantially in recent years because of, among other factors, the increasing demands of creative talents, industry-wide collective bargaining agreements and inflation.  In the last 12 years, the Writers Guild of America went on strike on two occasions, and during the same period, two work stoppages were threatened by the Directors Guild of America.  There can be no assurance that labor difficulties affecting a motion picture will not arise, and if such labor difficulties should arise, motion picture production, and hence the Company’s financial condition, could be adversely affected.

Risks of International Operation

The Company expects to exploit its films internationally and will therefore be subject to substantially all of the economic risks of international business, including but not limited to fluctuations in exchange rates and international political problems, as well as the difficulty and economic disadvantage of enforcing payment obligations of foreign companies.

Competition

Competition is intense in the motion picture production and distribution business.  The Company competes with other major and independent film studios for the acquisition of literary works, rights and properties; the services of performing artists, directors and other creative and technical personnel; and favorable distribution arrangements.  Organizations with which the Company competes have far greater financial resources, larger staffs, and greater creative resources than the Company.  Such larger competitors benefit from greater financial strength, larger production slates, more capital, economies of scale and long-term contractual arrangements.

New Technology

Several major companies have announced that they are developing or have developed other technologies, including videoserver and compression techniques, which will provide movies “on demand” to consumers directly over cable lines, telephone lines or satellite transmission.  Further, the reception of television programming via satellite disks offers a new form of competition for theatrical films, as does the growing popularity of entertainment and information product available on the worldwide web and various on-line services.   If these new technologies adversely affect demand for theatrical motion pictures, the Company’s revenues and overall business could be significantly impacted and the Company might be required to develop and implement new operating strategies and distribution arrangements in order for its business to remain viable.

The rapid growth of the prerecorded DVD industry has resulted largely from expanding consumer demand for prerecorded videocassettes, which derived from increases in the number of households with DVD players and retail video outlets, as well as the availability of feature films on videocassettes soon after their theatrical releases before their exploitation in other media.  However, due to the maturing of the market, the growth rate of households purchasing VCR’s has moderated.  A significant change in the nature of the home video industry, including competition from alternative sources of entertainment (e.g. basic/pay cable, pay-per-view cable, satellite television transmission/reception and on-line entertainment), could have an adverse affect on the Company’s economic success.

It is not possible to accurately forecast the effects that recent and future technological developments, including production processes and alternative distribution methods, may have on the value of certain markets or media.  Given the ability of technological developments to cause rapid changes, it is impossible to predict what effect these changes will have on the overall profitability of the Company’s motion pictures.

Absence of Dividends

The Company has never paid dividends on its ordinary shares and presently intends to retain any future earnings to finance the operations of its business.

Dilution

The Company has granted and intends to grant stock options, and to reserve a number of ordinary shares therefore. The issuance of any shares of ordinary share under this plan would materially dilute the other ordinary shareholders.

The Company’s Board of Directors is authorized to sell additional securities if in their discretion they determine that such action would be beneficial to the Company.

Dependence on Management

Management will have broad discretion in the selection, production, acquisition and distribution of motion pictures.  The Company will acquire interests in or produce films which are made available to the Company if they meet certain criteria, and the Company will rely on the ability of the management to identify commercially viable properties, estimate the cost of producing the films, and administer the production and distribution of the films.

Management expects to employ a variety of structuring techniques, including debt or equity financing, in an effort to achieve its investment objectives.  No assurance can be given that management will be able to negotiate structures, which accomplish the Company’s objectives.  Management will attempt to minimize risk by obtaining from its business associates credit enhancements such as guarantees, preferred returns or priority distributions, but there is no assurance this can be accomplished.  Moreover, if such credit enhancements are obtained, the business associates may require compensation for such enhancements in the form of a larger equity participation than it would otherwise be entitled to.  Therefore, a significant portion of the potential upside return for the Company from an investment may have to be sacrificed.

The Company does not have any “keyman” life insurance for any of its officers or directors.  The loss of the Company’s key officers could have a material adverse effect on the business and prospects of the Company.

Limitation on Remedies; Indemnification

The Company’s governing instruments provide that officers, directors, employees and other agents and their affiliates shall only be liable to the Company for losses, judgments, liabilities and expenses that result from the negligence, misconduct, fraud or other breach of fiduciary obligations.  Thus certain alleged errors or omissions might not be actionable by the Company.  The governing instruments also provide that, under the broadest circumstances allowed under law, the Company must indemnify its officers, directors, employees and other agents and their affiliates for losses, judgments, liabilities, expenses and amounts paid in settlement of any claims sustained by them in connection with the Company, including liabilities under applicable securities laws.

Control and Conflicts of Interest

While the Company has an exclusive full time employment agreement with Mr. Hoffman regarding all of his services in the motion picture business, it is possible that there may be conflicts of interest between Mr. Hoffman and the Company. All such conflicts will be subject to review and approval by the independent members of the Board of Directors.

Fireworks Litigation

There can be no assurance that the Company will prevail in the Fireworks litigation described in Item 8 No. A7 below.  Should the Company not prevail, it may have a liability for its own or Fireworks’ legal fees and would lose the interest it claims in the Fireworks Pictures.

As a “Foreign Private Issuer”, Seven Arts is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act Results in Shareholders Having Less Complete and Timely Data

The lack of submission of proxy and annual meeting of shareholder information on Form 6-K results in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of ordinary shares by insiders results in shareholders having less data in this regard.

ITEM 4.  INFORMATION ON THE COMPANY

4.A.  History and Development of the Company

Introduction

Seven Arts’ executive office is located at:

2-3 Fareham Street

London W1D 3BB

UK

Telephone: (44 20 7043 5392

Facsimile:  (44 20 7287 7872

Website: www.7artspictures.com

Email: info@7artspictures.com

6310 San Vicente Blvd., Suite 510

Los Angeles, CA 90049

USA

Telephone: (323) 634-0990

Facsimile: (323) 634-1061

Website: www.7artspictures.com

Email: info@7artspictures.com

The contact person is: Peter M. Hoffman, CEO.

Seven Arts’ fiscal year ends March 31st.

Seven Arts ordinary shares traded on the Alternative Investment Market in England under the symbol: “SVA,” until February 16, 2007.  The Company’s ordinary shares are expected to be traded on the PLUS Market in England by April 30, 2007.

The authorized capital of Seven Arts consists of 573,184,000 ordinary shares par value of  £0.05 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.

As of March 31, 2006 there were 13,184,000 ordinary shares of £0.50 each and 3,000,000 convertible redeemable preference shares of £1.00 each issued. As of the latest interim period for which financial statements are available (9/30/2006) there were 13,184,000 ordinary shares of £0.05 each issued and 3,000,000 convertible redeemable preference shares of £1.00 each issued. According to the Company’s register  on March 15, 2007, there were 18,184,000 ordinary shares of £0.05, 13,184,000 deferred shares of £0.45 each and 3,000,000 convertible redeemable preference shares of £1.00 each issued.  .

Incorporation and Name Changes

Seven Arts Pictures PLC. (“Seven Arts or the “Company”) was incorporated as Glasgow Park Investments PLC on 24 August 2001, under the English Company Act of 1985.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 11 September 2001, the Company changed its name from Glasgow Park Investments PLC to The Cabouchon Collection Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 6 November 2003, the name of the Company was changed to Cabouchon PLC. Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 2 September 2004, the name of the Company was changed to Seven Arts Pictures PLC.

Financings

The Company has financed its operations through funds generated by operation, raised in loans, and by proceeds of the sale of (1) three million convertible redeemable preferred shares to Armadillo Investments Limited (“Armadillo”) and (2) a. £3,000,000 redeemable convertible debenture to Langley Park Investment Trust PLC

(“Langley”), for combined approximately £1,250,000 of net proceeds to the Company in the period from November 2004 to March 2005.  Langley has converted as of March 30, 2007, 1,250,000 of its convertible redeemable debentures into 5,000,000 ordinary shares, which are included in the ordinary shares outstanding as of March 30, 2007.  Langley’s remaining debentures (£1,750,000) and Armadillo’s 3,000,000 preferred shares are all convertible into ordinary shares on a 2-to-1 basis (i.e. two ordinary shares for each preferred share and two ordinary shares for each £ of debenture) unless the lowest ten-day trading price prior to conversion of the ordinary shares is less than £0.50 in which event the conversion ratio increases proportionally from 2-to-1 to 4-to-1, when such trading price is £0.25.  The agreements embodying the Langley debenture and Armadillo preferred shares are included in the Exhibits hereto.

The Company has agreed to issue 8,000,000 ordinary shares to Unique Fidelity Engineering Limited which shares are included in the ordinary shares outstanding as at March 30, 2007 and which shares will be issued by the Registrar prior to the effectiveness of this Form 20-F.  The Company expects to receive the proceeds from the sale of these shares in Fiscal Year ended March 31, 2008.

The Company has obtained financing from “hedge fund” financiers in February 2006 (approximately $8,300,000) and in December 2007 (approximately $7,500,000), both secured by motion picture assets of the Company.  These financings will mature in approximately two years ($8,300,000) and December 31, 2007 ($7,500,000) upon exercise of the Company’s extension rights.  SAP has pledged its ordinary shares (currently 8,095,000) to the hedge fund providing the financing in December 2006.

4.B.  Business Overview

SAP was incorporated in Nevada in October 2002 and acquired control of the Company in September 2004.  The predecessor company to SAP was CineVisions, a California corporation founded in 1992, and Seven Arts Pictures Limited (“SAPL”), a UK corporation, which was founded in 2000 by Chief Executive Officer and Director Peter Hoffman. Both were created respectively to produce and distribute independent motion pictures, and to provide consulting and financing services within the industry.  Upon formation of Seven Arts, motion picture assets previously held by CineVisions and SAPL, including interests in 18 completed films (including the Fireworks Pictures included below) and approximately $2.6 million of expenditures on projects in development were transferred to the Company.

Between 1996 and 1998, CineVisions successfully produced and distributed four motion pictures, including:

Table 6A: Films Produced and Distributed from 1996-1998*
Film Title	Budget		Talent
Johnny Mnemonic	$24.5M		Cast: Keanu Reeves, Dolph Lundgren, Ice T
Director: Robert Longo
Writer: William Gibson

Never Talk To Strangers	11.7M	Cast:	Rebecca De Mornay, Antonio Banderas,
Dennis Miller
Director: Sir Peter Hall

9 1/2 Weeks II	12M		Cast: Mickey Rourke, Angie Everhart
Director: Anne Goursaud

Shattered Image	7.25M		Cast: Anne Parillaud, William Baldwin
Director: Raul Ruiz
Producer: Barbet Schroeder, Lloyd Silverman

*              Ownership interests in these films were transferred to SAP on October 1, 2002

On or about September 1998, SAPL entered into a joint venture agreement for the production and distribution of motion pictures with Fireworks Pictures, Inc. (“Fireworks”) a subsidiary of CanWest Global Entertainment, Inc., a large diversified Canadian media company with interests in broadcasting and newspapers.  Pursuant to that joint venture, Fireworks and SAPL have produced or acquired and distributed 11 motion pictures (the “Fireworks Pictures”), including certain motion pictures described below.  SAPL’s interest in the Fireworks Pictures (but no liability) and all of the CineVisions pictures were transferred to the Company in September 2004.

Through SAPL, Mr. Hoffman successfully produced and acquired the following films with Fireworks:

Table 6B: Films Produced and Acquired by SAPL and Fireworks (1)(2)
Film Title	Budget	Talent
Onegin	$15.0M	Cast: Ralph Fiennes, Liv Tyler
Director: Martha Fiennes
Writer: Michael Ignatieff, Peter Eitedgui

The Believer(3)	3.0M	Cast: Ryan Gosling, Billy Zane
Writer/Director: Henry Bean

American Rhapsody	3.5M	Cast:	Nastassja Kinski, Tony Goldwyn,
Scarlett Johansson
Writer/Director: Eva Gardos

Cletis Tout	15.M	Cast:	Christian Slater, Tim Allen Portia DeRossi,
Richard Dreyfuss
Director: Chris Ver Weil

Interstate 60	10M	Cast:	James Marsden, Kurt Russell, Amy Smart,
Gary Oldman
Director: Bob Gale
Writer: Chris Ver Weil

(1)           See “Risk Factors” on Fireworks litigation.

(2)           SAPL ownership interests in these films were transferred to SAP on October 1, 2002, and to Seven Arts in September 2004.

(3)           Winner of Grand Jury Prize for best film at the 2001 Sundance Film Festival.

Through SAPL, Mr. Hoffman co-financed three additional motion pictures in conjunction with Fireworks and Paramount.  These pictures include:

Table 6C: Films Produced and Acquired by SAPL(4) and Fireworks(5)
			No. of	Gross Box Office
Film Title	Talent	Year Released	Theaters	Revenue(6)
Rules of Engagement	Cast: Tommy Lee Jones	2001	>2,500	>$60M
	Samuel Jackson
	Director: William Friedkin
	Writer: Stephan Gagan, James Webb

Rat Race	Cast: Cuba Gooding, Jr.	2001	2,500	>$50M
	Rowan Atkinson
	Director: Jerry Sucker

Hardball	Cast: Keanu Reeves,	2001	>2,000	>$40M
	Writer/Director: Brian Robbins

(4)           SAPL ownership interests in these films were transferred to SAP on October 1, 2002, and to Seven Arts in September 2004.

(5)           See “Risk Factors” on Fireworks litigation.

(6)           Reflects United States and Canadian box office earned in year of film’s release.

Completed Films.

In total the Company and its predecessors have produced or acquired interest in the 27 feature films to date described below in Table 8, exclusive of the Fireworks Pictures, which are the subject of litigation.

Production.

The Company is an independent production company engaged primarily in the development, financing, production and licensing of theatrical motion pictures for exhibition in domestic and international theatrical markets, and for subsequent worldwide release in other forms of media, including home video and pay and free television.  The Company anticipates that it will produce between two to four feature length theatrical motion pictures per year.  The number of pictures that the Company will be able to make will partially depend upon the funds available to it.  The pictures will be selected according to several key criteria formulated to maximize the profit potential of the Company’s films.  The Company will “pre-sell” its films to worldwide markets.  Management expects guarantees and tax-preferred investments will generate as much as 70% of each film’s budget.

Management believes that each of the Company’s pictures will be assured of achieving some gross profit for the Company regardless of the performance of the picture in any particular market.  In addition, the Company will be entitled to receive “overages” if the film generates significantly more net revenue than the advance given to any market.  (See “Distribution” section for more detailed discussion of overages.)

Distribution.

The Company intends to license most of the foreign territories prior to and during the production of each picture.  The Company will share in the commissions generated by the sales of the pictures.  The Company will, under Mr. Hoffman’s direction, arrange its “pre-sales” and licenses through its existing staff.  In a typical foreign license agreement, the Company licenses a picture before it is produced or completed for an advance from the licensee against revenues generated through distribution of the picture in the licensee’s territory.  The advance usually is in the form of a cash deposit plus a letter of credit or “bank letter” for the balance.  The license grants the foreign distribution company the right to release the picture in all or certain media in their territory for a predetermined time period.  After this time, the distribution rights revert back to the Company, which is then free to re-license the picture.  The license specifies that the foreign distributor is entitled to recoup its advance from the revenue generated by the release of the picture in all markets in its territory, as well as its release costs and distribution fees.  After the foreign distributor has recouped its advance, costs and fees, any remaining revenue is shared with the Company according to a predetermined formula.  This is known as an “overage” and can be a significant source of revenue for the Company from successful films.  However, a film’s poor reception in one market does not preclude it from achieving success in another market and generating significant additional revenue for the Company in the form of an “overage” in that territory.  In all of the Company’s licensing arrangements, the Company retains ownership of its films and maintains its control of each copyright.  The Company intends to continue the practice of retaining underlying rights to its film projects in order to build up a library of films to license or sell in the future.

Plan Of Operations

Source of Funds for Fiscal 2006/2007, Ending March 31st

Seven Arts’ primary source of funds since incorporation has been through operations, loans secured by the Company’s motion pictures, and the proceeds of the sale and redeemable convertible preferred stock and debentures, as described in Item 4, No. A above.

Use of Funds for Fiscal 2006/2007

During Fiscal 2007 and Fiscal 2008, respectively, Seven Arts estimates that it might expend $1,550,000 and  $1,600,000 on general/administrative expenses.  During Fiscal 2007 and Fiscal 2008 respectively, Seven Arts estimates that it might expend $17,500,000 and $50,000,000 on acquisition or production of motion pictures.

Anticipated Changes to Facilities/Employees

Management anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales and Assets

At 3/31/2006 and 3/31/2005, Seven Arts has had the following revenue during the past two fiscal years, from the following areas of the world:

	2006	2005
		as restated
	£	£
Continuing Operations:
Europe	3,467,341	757,041
North America	1,821,061	546,122
South America	321,364	70,121
Africa & Middle East	299,197	27,476
Asia	1,606,819	774,680
Australia	1,499,698	—
	9,015,480	2,275,870

Discontinued Activities:
United Kingdom	—	100,430

Total Turnover	9,015,480	2,275,870

Seven Arts’ intangible motion pictures copyrights and distribution rights have no physical location.  As of March 30, 2007, physical materials embodying the Company’s motion pictures are held at laboratories in Los Angeles, California, Toronto, and London, England, as well as at the Company’s office in Los Angeles, California.

Regulation of the Motion Picture Industry

A key element in the motion picture industry involves intellectual property law.  In this respect, the Company conducts its business through the control and exploitation of the copyrights and trademarks that may underlie its properties; therefore, domestic and international laws affecting intellectual property have a significant importance to the Company.  Distribution rights to motion pictures are granted legal protection under the copyright laws of the United States and most foreign countries, which laws provide substantial civil and criminal actions for unauthorized duplication and exhibition of motion pictures.  Motion pictures, musical works, sound recordings, art work, still photography and motion picture properties are separate works subject to copyright under most copyright laws, including the United States Copyright Act of 1976, as amended (the “Copyright Act”).  Under the Copyright Act, motion pictures are allowed a copyright term of 95 years.

The Company plans to take appropriate and reasonable measures to secure, protect and maintain certain agreements to secure, protect and maintain copyright protection for all Company pictures under the laws of applicable jurisdictions; however, there can be no assurance that such measures will adequately protect the Company’s properties, or that enforcement of its rights will not be financially prohibitive.  Management is aware of reports of extensive unauthorized misappropriation of video rights to motion pictures, which may include the Company’s motion pictures.  Further, the Company is aware of reports of outright “pirating” of video properties, especially outside of the United States where enforcement of copyright laws is more difficult, if not impossible.

The Code and Ratings Administration of the MPAA (Motion Picture Association of America), an industry trade association, assigns ratings indicating age-group suitability for theatrical distribution of motion pictures.  The Company will follow the practice of submitting its motion pictures for such ratings.  A substantial number of the Company’s films may be rated “R” by the MPAA, which means that children under certain ages may, under rules enforced by theatrical exhibitors, view the applicable motion picture only if accompanied by an adult.  The Company’s general policy is to produce or acquire motion pictures that qualify for a rating no more restrictive than “R.”  The NC-17 rating and its acceptance by distributors also presents an uncertainty in the demand for the feature films with this rating, as there is a very limited history of films with this rating.  The Company does not anticipate that any of its films will be rated NC-17.

United States television stations and networks, as well as foreign governments, impose additional restrictions on the content of motion pictures, which may restrict in whole or in part theatrical or television exhibition in particular, territories.  Management’s practice will be to produce motion pictures for which there will be no material restrictions on exhibition in any major territories or media.  This practice often requires the production of “cover shots” or different photography and recording of certain scenes for insertion in versions of motion picture exhibited on television or theatrically in certain territories where governmental restrictions are relatively more stringent.  No assurance can be given that current and future restrictions on the content of the Company’s motion pictures may not limit or affect the Company’s ability to exhibit certain of its pictures in certain territories and media.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

     N/A

4.C.  Organization Structure

The following is the corporate organization chart of Seven Arts and its subsidiaries as of March 30, 2007:

Table 7

4.D.  Property, Plant and Equipment

Seven Arts’ executive offices are located in rented premises of approximately 3,500 sq. ft. at 6310 San Vicente Blvd., Suite 510, Los Angeles, California US 90048 (rented by its affiliate Seven Arts Pictures Inc.) and 2-3 Fareham Street, London UK W1D 3B.  Seven Arts and its affiliates began occupying these facilities on about May 20, 2005 (US) and November 2006 (UK). Monthly rent is approximately $7,000.

The motion pictures in which the Company controls all rights or all international distribution rights are set forth below, exclusive of the Fireworks Pictures which are subject to the litigation described in Item 8, No.A7:

Table 8

Title	Elements		Approximate Production Cost
Asylum	W:	Patrick Marber	$20,000,000
	D:	David MacKenzie
	C:	Ian McKellan
		Natasha Richardson

Stander	W:	Bima Stagg	$14,000,000
	D:	Bronwen Hughes
	C:	Thomas Jane
		Deborah Unger

No Good Deed	W:	Christopher Canaan	$17,000,000
		& Steve Banancik
	D:	Bob Rafelson
	C:	Samuel L. Jackson
		Milla Jovovich

I’ll Sleep When I’m Dead	W:	Trevor Preston	$8,000,000
	D:	Mike Hodges
	C:	Clive Owen
		Malcolm McDowell
		Jonathan Rhys Meyers

Supercross	W:	Ken Solarz	$5,000,000
	D:	Steve Boyum
	C:	Sophia Bush
		Steve Howey
		Cameron Richardson

A Shot At Glory	W:	Denis O’Neill	$12,000,00
	D:	Michael Corrente
	C:	Robert Duvall
		Michael Keaton

Johnny Mnemonic	W:	William Gibson	$24,500,000
	D:	Robert Longo
	C:	Keanu Reeves
		Dolph Lundgren

Never Talk To Strangers	W:	Lewis A. Green	$11,700,000
		& Jordan Rush
	D:	Peter Hall
		C: Antonio Banderas
		Rebecca DeMornay

Shattered Image	W:	Duane Poole	$7,250,000
	D:	Raul Ruiz
	C:	William Baldwin
		Anne Parillaud

9 ½ Weeks II	W:	Michael Davis	$12,000,000
	D:	Anne Goursaud
	C:	Mickey Rourke
		Angie Everhart

The Hustle	W:	David Howard	$5,000,000
		& Michael Capellupo
	D:	Stuart Cooper
	C:	Bobbie Phillips
		Robert Wagner

Pool Hall Prophets aka	W/D:	Keoni Waxman	$6,000,000
Shooting Gallery	C:	Freddie Prinze, Jr.
		Ving Rhames

Boo	W/D:	Anthony C. Ferrante	$1,000,000
	C:	Trish Cohen
		Happy Mahaney

Cemetery Gates	W:	Brian Patrick O’Tolle	$1,000,000
	D:	Roy Knyrim
		C: Reggie Bannister

Popstar	W:	Timothy Barton	$5000,000
	D:	Richard Gabai
	C:	Aaron Carter
		Alana Austin

Red Riding Hood	W:	Timothy Dolan	$5,000,000
	D:	Randall Kleiser
	C:	Lanie Kazan
		Morgan Thompson

Back In The Day	W:	Michael Raffanello	$5,000,000
	D:	James Hunter
	C:	Ving Rhames
		Ja Rule

Captivity	W:	Larry Cohen	$17,500,000
	D:	Roland Joffe
	C:	Elisha Cuthbert

Silent Partner	W:	James Deck	$5,000,000
		& Chris Larsen
	D:	James Deck
	C:	Tara Reid
		Nick Moran

Mirror Wars	W:	Alex Kustanovich	$8,000,000
		& Oleg Kapanets

	D:	Vasily Chiginsky
	C:	Armand Assante
		Malcolm McDowell
		Rutger Hauer

Getting’ It	W/D:	Nick Gaitatjis	$2,500,000
	C:	Jessica Canseco
		Patrick Censoplano
		Cheryl Dent
		Sandra Staggs

The Wedding Chest	W:	Ekaterina Tirdatova	$1,500,000
	D:	Nurbek Egen
	C:	Natasha Regnier
		Bolot Tentimyshov

The Mesmerist	W:	Ron Marasco	$1,000,000
		& Michael Goorjian
	D:	Gil Cates, Jr.
	C:	Neil Patrick Harris
		Jessica Capshaw

A Broken Life	W:	Neil Coombs, Anna Lee	$2,000,000
		& Grace Kosaka
	D:	Neil Coombs
	C:	Tom Sizemore
		Ving Rhames
		Grace Kosaka
		Saul Rubinek

Drunkboat	W:	Bob Meyer	$3,500,000
		& Randy Buescher
	D:	Bob Meyer
	C:	John Malkovich
		John Goodman
		Dana Delaney

Deal	W:	Gil Cates, Jr.	$9,000,000
		& Marc Weinstock
	D:	Gil Cates, Jr.
	C:	Burt Reynolds
		Bret Harrison
		Shannon Elizabeth
		Jennifer Tilly

Noise aka	W/D:	Henry Bean	$9,000,000
The Rectifier	C:	Tim Robbins
		William Hurt
		Bridget Moynahan
		William Baldwin
		Margarita Levieva

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Years Ended 3/31/2006, and 3/31/2005 should be read in conjunction with the financial statements of Seven Arts and the notes thereto.

5.A.  Operating Results.

The Company’s results of operation are reflected in the Company’s financial statements included herewith.  In Item 5 No.B. below, management discusses changes in revenue and operating expenses necessary to understand the Company’s income from operations.  The Company’s revenues are principally earned, received, and held (in all material respects) in dollars but are converted to UK pounds for the purpose of the attached financial statements.  Reductions in the value of the dollar against the UK pound are shown in Table 4 in Item 3 No.C. above.  Neither inflation nor governmental policies or regulation have had a material effect on the Company’s income from operations.

5.B.  Liquidity and Capital Resources.

During Fiscal Year 2005, ended March 31st, Seven Arts raised approximately £1,250,000 through the sale of convertible preferred shares and debentures to Armadillo Investments Limited and Langley Park Investment Trust PLC, described in Item 4 No. A.

During Fiscal Year 2006, ended March 31st, Seven Arts raised no capital through the sales of ordinary shares as described earlier.

During Fiscal Year 2007, through March 30, 2007, Seven Arts raised no capital through the sales of ordinary shares, but expects to realize the proceeds in Fiscal Year 2008 from the issuance of 8,000,000 ordinary shares as described in Item 4. No. A.

The Company obtained certain “hedge fund” financing in Fiscal Year ended 2006 and 2007 described in Item 4 No. A above, and anticipates similar borrowings for the capital expenditures on film production costs in Fiscal Year ended March 31, 2008, as discussed in Item 4 No. B.

Six Month Period Ended 9/30/06 vs. Six Months Period Ended 9/30/05 Results of Operations

Turnover decreased from £3,544,744 (9/30/05) to £1,886,560 (9/30/06) since the Company did not deliver any new motion pictures in the period ended September 30, 2006 and it delivered two motion pictures in the period ended September 30, 2005.

Cost of sales decreased from £2,574,983 (9/30/05) to £423,126 (9/30/06) since the turnover in the period ended September 30, 2006 included reduction in indebtedness income with respect to the motion picture Stander for which there was no cost of sales.

Other operating expenses decreased from £1,026,231 (9/30/05) to £541,044 (9/30/06) due to reduced legal and accounting expenses.  The period ended September 30, 2005 continued to reflect substantial legal and accounting costs incurred in connection with the acquisition of the Company by SAP.

As a result, profits increased from a loss of £176,000 (9/30/05) to a profit of £692,000 (9/30/06).

Fiscal Year 2006 Ended 3/31/2006 vs. Fiscal Year 2005 Ended 3/31/2005

Turnover increased from £2,760,000  (3/31/05) to £9,015,480 (3/31/06) primarily due to the increased level of the Company’s operations and the delivery of three new motion pictures including Captivity.

Cost of sales increased from £1,349,599 (3/31/05) to £6,976,000 (3/31/06) reflecting amortization of the costs of production and participations payable on the new motion pictures delivered by the Company in the Fiscal Year ended March 31, 2006.  Other operating expenses decreased from £1,919,513 (3/31/05) to £989,375 (3/31/06) principally because the Company had no expenses related to the acquisition of the Company by SAP in the Fiscal Year ended March 31, 2006.

The Company’s profit increased from a loss of £7,540,000 to a profit of £640,000 because of the factors set forth above and the write down in the Fiscal Year Ended March 31, 2005 of goodwill, costs of acquisition of motion picture rights from SAP and the Company’s investments in Armadillo Investments LLC and Langley Park Investment Trust PLC which were disposed of in Fiscal Year March 31, 2005.

There are not restrictions on the Company’s ability to collect and receive its cash flow from operations.  The Company has no committed borrowing facilities and its borrowing is not seasonal, but related to production or acquisition of motion pictures when each is ready for production or acquisition.

The Company’s cash flow is derived from the license of motion picture rights to motion pictures controlled by it and varies depending upon distributor and consumer reactions to each motion picture.

5.C.  Research and Development, Patents and Licenses, etc.

NA

5.D.  Trend Information.  The Company is aware of no trends that could materially affect the Company’s business.

5.E.  Off-Balance Sheet Arrangements.

The Company has no Off-Balance Sheet Arrangements.

5.F.  Tabular Disclosure of Contractual Obligations:  None.

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, management evaluates our estimates and assumptions and bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

Basis of accounting

The financial statements included within item 17 are prepared under the historical cost convention, in accordance with applicable accounting standards in the United Kingdom, and on the going concern basis, with reconciliations to generally accepted accounting policies in the United States and explanations of the reconciling items included within the notes to those financial statements.

Due to the financial position of this company, the validity of using the going concern basis to prepare the financial statements is conditional upon the continued support of the company’s majority shareholder at this time. The directors of the company have received assurances from the majority shareholder that it will continue to support the company and its subsidiary undertaking to enable them to meet their liabilities as they fall due for at least the next twelve months from the date of approval of these accounts. The majority shareholder is however not bound by these assurances.

Should the company be unable to continue trading as a result of the withdrawal of support of the majority shareholder, adjustments would have to be made to reduce the value of assets to their recoverable amount, to provide for any further liabilities which might arise, and to reclassify fixed assets and long term liabilities as current assets and liabilities.

Basis of consolidation

The group financial statements consolidate the financial statements of Seven Arts Pictures plc and its subsidiary undertakings. The results of subsidiaries acquired and sold are included in the profit and loss account from or up to the date control passes on the acquisition basis. Intra group sales and profits are eliminated on consolidation.

No company profit and loss account is presented in accordance with the exemptions provided by S230 of the Companies Act 1985. Of the consolidated profit and loss for the year attributable to the shareholders of Seven Arts Pictures plc, a loss of £143,789 (2005: £4,354,133) has been included within the financial statements of the company.

Turnover

Turnover represents the invoiced value, net of Value Added Tax, of goods sold and services provided to customers.

Licence fee revenue is recognised as and when the film in question is delivered to the respective territories.

Revenue that equates to a share of gross receipts of films is recognised as income as and when the group is notified of the amounts that are due to them.

Goodwill

Purchased goodwill is capitalised in the year in which it arises.

In the opinion of the directors, the useful economic life of the purchase goodwill, which relates to a film library that was purchased, exceeds 20 years and cannot be specifically defined to be a set length of time.  This is based on experience of how film revenues are earned and the knowledge that films often continue to earn revenue for a period of time that far exceeds 20 years.  Therefore, goodwill is not amortised and is, instead, subject to an annual impairment review.

This accounting policy represents a departure from the requirements of Companies Act 1985, which requires goodwill to be amortised over a finite period, but the directors believe this departure is justified as being required for the over-riding purpose of providing a true and fair view.

Intangible film assets

Films produced for exploitation or distribution are stated in the balance sheet at cost less amortisation and impairment to date. Amortisation is charged to write down the cost of such assets over their useful lives.

Tangible fixed assets

Tangible fixed assets are stated at historical cost.

Depreciation is provided on all tangible fixed assets at rates calculated to write each asset down to its estimated residual value evenly over its expected useful life, as follows:-

Fixtures, fittings and equipment                        - straight line over 4 years

Fixed asset investments

Fixed asset investments are stated at cost, less provision for diminution in value.

Deferred taxation

Deferred tax is provided in respect of the tax effect of all timing differences that have originated but not reversed at the balance sheet date.

A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is measured on a non-discounted basis at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Foreign currency translation

Monetary assets and liabilities of the company that are denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Transactions in foreign currencies are recorded at the rate ruling at the date of the transaction.  All differences are taken to the profit and loss account.

The subsidiary undertaking’s functional currency is primarily the US dollar and therefore it chooses to maintain all its accounting records in the US dollar. However, since the reporting currency of the group is sterling, the subsidiary undertaking’s financial statements have been translated into sterling. The closing rate method has been used to translate the subsidiary undertaking’s financial statements.  This results in any non-monetary assets and liabilities being recorded at their historical cost expressed in sterling, whilst monetary assets and liabilities are stated at the closing exchange rate.  All profit and loss items have been translated into sterling using the weighted average exchange rates.  Differences on translation are taken directly to reserves.

Where the subsidiary undertaking has undertaken transactions in a currency other than the US dollar, these have been recorded in the accounting records at the rate ruling at the date of the transaction. All such differences on translation are taken to the profit and loss account.

Interest capitalised

Directly attributable interest is capitalised as part of intangible fixed assets and is based on interest charged as a result of obtaining bank and other borrowings to finance these assets.

Financial instruments

When appropriate, the group uses financial instruments to manage exposure to fluctuations in interest rates.

Financial assets are recognised in the balance sheet at the lower of cost and net realisable value. Provision is made for diminution in value when appropriate. Interest receivable is accrued and credited to the profit and loss account in the period to which it relates.

Financial liabilities that represent bank and other production loans are, upon issue, recognised in the balance sheet at the amount of net proceeds. The finance costs of the debt are charged to the profit and loss account at a constant rate on the carrying amount.

Asset Retirement Obligations

As of March 30, 2007, the Company has determined that it does not have material obligations for asset retirement obligations. Accordingly, adoption of HB 3110 had no impact on the consolidated financial statements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 9

Directors and Senior Management

March 30, 2007

Table No. 1

Directors

Name	Position	Age	Date First Elected or Appointed

Peter Hoffman	CEO	57	September 2, 2004
Anthony Bryan	Chairman, Director	84	March 30, 2007
Rufus Pearl	Director	30	September 2, 2004
Julia Verdin	Director	44	January 3, 2007
Anthony Hickox	Director	42	January 3, 2007
Elaine New	Finance Director	47	January 11, 2007

Chris Bialek	President, International	45	September 30, 2006

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles of Association.

The senior management serves at the pleasure of the Board of Directors.

No director and/or senior management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or senior management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all directors and senior management during the Fiscal Year ended 3/31/2006 was £306,714.

Table No. 10

Officer and Director Compensation

					Long Term Compensation
	Annual Compensation				Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR’s Granted (#)	Shares/Units Subject to Resale Restrictions ($)	LTIP Pay-outs ($)	All Other Compensation($)
Peter Hoffman	Fiscal 2006	$500,000	—	—	—	—	—	—

Stock Options.

Seven Arts may grant stock options to Directors, Senior Management and employees.  See Table No. 11 for information about stock options outstanding.

Table No. 11

Stock Option Grants in Fiscal 2007 to March 15, 2007

Name	Number of Options Granted	% Of Total Options Granted on	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant

Tony Hickox	50,000	25%	£0.305	1/3/07	1/3/10	£0.305
Julia Verdin	50,000	25%	£0.305	1/3/07	1/3/10	£0.305
Elaine New	50,000	25%	£0.305	1/3/07	1/3/10	£0.305
Chris Bialek	50,000	25%	£0.305	1/3/07	1/3/10	£0.305

Change of Control Remuneration.

Seven Arts had no plans or arrangements in respect of remuneration received or that may be received by executive officers of the Company in Fiscal Year 2007 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per senior management.

Other Compensation.

No senior management director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer’s cash compensation, and all senior management and Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.

Except for the stock options discussed above (Table 11), Seven Arts had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to Seven Arts ‘s Directors or senior management.

Pension/Retirement Benefits.

No funds were set aside or accrued by Seven Arts during Fiscal 2007 to provide pension, retirement or similar benefits for Directors or senior management.

6.C.  Board Practices

6.C.1.  Terms of Office.

Refer to Item No. 6.A.1.

6.C.2.  Directors’ Service Contracts.

SAP has an employment agreement with Peter Hoffman as its CEO for five years ending December 31, 2008 at a salary of $500,000 per year plus expenses.  Upon acquisition of control of the Company, SAP entered into a contract with the Company providing Mr. Hoffman’s services solely to the Company and its subsidiaries as their CEO.  This contract is included as a material contract in the Appendices hereto.

6.C.3.  Board of Director Committees.

Seven Arts has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of Seven Arts and reviews with the independent auditors the scope and results of Seven Arts’ audits, Seven Arts’ internal accounting controls, and the professional services furnished by the independent auditors to Seven Arts.  The current members of the Audit Committee are:  Anthony Bryan, Rufus Pearl and Julia Verdin. The Audit Committee did not meet separately in Fiscal Year ended 3/31/2006.

6.D.  Employees

As of 3/31/2006, Seven Arts had 10 employees and independent contractors, excluding the senior management.

6.E.  Share Ownership

Table No. 12 lists, as of 3/31/2006, directors and senior management who beneficially own Seven Arts’ voting securities, consisting solely of ordinary shares, and the amount of Seven Arts’ voting securities owned by the directors and senior management as a group.

Table No. 12

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class at 3/31/2006

Ordinary	Peter M. Hoffman and Seven Arts Pictures Inc.	9,100,000	69.02%

	Total Directors/Management 5% Holders	9,100,000	67.9%

The terms of incentive options grantable by Seven Arts are done in accordance with the rules and policies of the English law, including the number of ordinary shares under option, the exercise price and expiry date of such options, and any amendments thereto.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to Item 6 No. E and Table No. 12.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

SAP sold 1,025,000 ordinary shares owned by it in November 2006, at £0.30 per share and advanced the proceeds net of commission to the Company.  The Company has issued in Fiscal Year 2007 16,500,000 ordinary shares to:

(a)                 Apollo Media (through SAP) to settle an indebtedness to Apollo Media with regard to the motion picture Stander, as discussed in Item 7 No. B below;

(b)                to Langley Park Investments plc in partial conversion of its convertible redeemable debenture, as discussed in Item 4 No. A above, and

(c)                 to Unique Fidelity Engineering Trust Limited as discussed in Item 4 No. A above.

7.A.1.c.  Different Voting Rights.

Seven Arts’ major shareholders do not have different voting rights.

7.A.2.  Share Ownership.

On March 30, 2007, Seven Arts’ had issued or agreed to issue 29,684,000 ordinary shares of £0.05, (including issuance of the ordinary shares described in Item 7 No. A.1.b); 13,184,000 deferred shares of £0.45 each; and 3,000,000 convertible redeemable preference shares of £1.00 each issued, and 530 (as at 16 March 2007) registered shareholders.  Of these shareholders one is located in the United States and the balance elsewhere. The U.S. shareholders own 8,095,000 ordinary shares; and, the other shareholders own 21,659,000 ordinary shares.

7.A.3.  Control of the Company.

Seven Arts is a publicly owned English corporation, the shares of which are owned by U.S. residents and foreign residents.  Seven Arts is not controlled by any foreign government or other person(s).

7.A.4.  Change of Control of Company Arrangements

There are no arrangements, known to the Company, which may at a subsequent date result in a change of control of the Company.

7.B.  Related Party Transactions

Upon acquisition of control of the Company by SAP in September, 2004, The Company entered into an agreement with SAP under which SAP provided the services of Peter Hoffman for the amount of his contracted salary and the Los Angeles office and staff of SAP to the Company for the direct costs thereof, which is reflected in the Company’s audited financial statements for the Fiscal Years 2005 and 2005 and no other fee or costs.  Pursuant to an intercompany agreement, SAP also from time to time will hold ownership of limited liability corporations in the United States, with all distribution rights and profits thereof for the account of the Company and provide other services for the account of the Company at no fee other than Mr. Hoffman’s salary and the direct third party costs of SAP’s Los Angeles office, all of which are reflected in the Company’s financial statements.  SAP has from time to time made non-interest bearing advances to the Company or its subsidiaries.

SAP has settled a dispute with ApolloMedia GmbH & Co. Filmproduktion KG (“ApolloMedia”) in a settlement agreement dated September 30, 2006, which the settlement fully releases the Company and its subsidiaries from any liability to ApolloMedia including the indebtedness of approximately $2,000,000 related to the motion picture Stander assumed by a subsidiary of the Company upon acquisition of control of the Company by SAP in September, 2004.  The Company has issued 3,500,000 ordinary shares to SAP immediately pledged to ApolloMedia to secure SAP’s obligations under the settlement agreement and SAP has agreed that it will (1) return to Company all ordinary shares in excess of 2,000,000 not necessary to satisfy SAP’s obligations to ApolloMedia and (2) deliver to Company from SAP’s ordinary shares, any ordinary shares in excess of 2,000,000 in fact sold by SAP to satisfy the indebtedness to ApolloMedia under the settlement agreement.

Shareholder Loans/Amounts Owing to Senior Management/Directors

There is no money owing to members of senior management of members of the Board of Directors.  SAP has advanced at no interest the sum of approximately $667,518 to the Company as of March 30, 2007.

There have been no transactions since March 30, 2007, or proposed transactions, which have materially affected or will materially affect Seven Arts in which any director, executive officer, or beneficial holder of more than 5% of the outstanding ordinary shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.

7.C.  Interests of Experts and Counsel

—No Disclosure Necessary—

ITEM 8.  FINANCIAL INFORMATION

The financial statements as required under Item No. 17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of Moore’s Rowland for Fiscal Years ended 2006 and 2005 are included herein immediately preceding the financial statements.

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of Seven Arts do not know of any material, active or pending, legal proceedings against them nor is Seven Arts involved as a plaintiff in any material proceeding or pending litigation, except as follows:

The Company, its subsidiary Seven Arts Filmed Entertainment Limited (“SAFE”) and SAP were the subject of an arbitration award of approximately $600,000 against them for legal fees relating to a dispute regarding a participation in the motion picture entitled 9 ½ Weeks II, even though the arbitration found no additional sums due to the complaining party.  The complaining party has not sought to enforce this arbitration award and the Company believes it has several meritorious defenses to any enforcement of this award, if enforcement is ever attempted.

The Company, SAFE and SAP are plaintiffs in an action against Fireworks Entertainment and certain of its affiliates (“Fireworks”), as well as ContentFilm for copyright infringement relating to certain of the Fireworks Pictures described in Item 4 No. B above.  This action was stayed by the United States District Court in Los Angeles, California by reason of a prior action filed by CineVisions and its successor for breach of contract against Fireworks in the courts of Ontario, Canada.   The Company has appealed this stay decision to the Ninth Circuit Court of Appeals and management expects this decision to be reversed.  CineVisions has sought to discontinue the Canadian contract action but that request was denied pending the outcome of the Company’s appeal of the California copyright infringement action.  Management believes that whether based on copyright infringement or contract, Fireworks has substantial liability to the Company or its predecessors with respect to Fireworks’ conversion of the Company’s and its predecessors’ interest in the Fireworks Pictures which were all produced or acquired by the Company’s predecessors.  The Company records no value in its financial statements for its interests in the Fireworks Pictures, other than immaterial amounts of legal fees.

The Directors and the management of Seven Arts know of no active or pending proceedings against anyone that might materially adversely affect an interest of Seven Arts.  Too Easy Entertainment LLC has filed an action against SAP and others regarding indebtedness to Too Easy relating to the motion picture Asylum.  SAP believes it has substantial defenses to this action.  Neither Seven Arts nor its subsidiaries are defendants in this action although SAFE assumed this indebtedness to Too Easy when SAP acquired control of Seven Arts in September 2004 and the full amount of this indebtedness is reflected in Seven Art’s financial statements.  Management believes this action will have no effect on SAP’s interest in Seven Arts.

ITEM 9.  THE OFFER AND LISTING

9.A.  Ordinary Share Trading Information

The Company’s ordinary shares traded on the Alternative Investment Market in London England under the symbol “SVA” until February 16, 2007.  Seven Arts applied for listing on the AIM and began trading on the AIM on September 30, 2004.

Table No. 13 lists the high, low and closing sales prices on the AIM for the last six months, last ten fiscal quarters, and last two fiscal years.

9.A.4  Price Information

Table No. 13
Alternative Investment Market
Ordinary Shares Trading Activity
-Sales-

Period	High		Low		Price at Period End

Month Ended 02/28/07	29.5	p	28.5	p	29.5	p
Month Ended 0/21/07	35	p	28.5	p	28.5	p
Month Ended 12/31/06	31.5	p	30.5	p	30.5	p
Month Ended 11/30/06	45.5	p	31	p	31	p

Month Ended 10/31/06	49.5	p	25.5	p	45.5	p
Month Ended 9/30/06	41.5	p	10	p	33.5	p

Fiscal Year Ended 3/31/2006	20	p	12.5	p	12.5	p
Fiscal Year Ended 3/31/2005	35	p	19	p	19	p
Fiscal Year Ended 3/31/2004	67.5	p	17.5	p	35	p
Fiscal Year Ended 3/31/2003	Not Applicable		Not Applicable		Not Applicable
Fiscal Year Ended 3/31/2002	Not Applicable		Not Applicable		Not Applicable

Fiscal Quarter Ended 12/31/2006	49.5	p	25.5	p	30.5	p
Fiscal Quarter Ended 09/30/2006	41.5	p	9.5	p	33.5	p
Fiscal Quarter Ended 06/30/2006	12.5	p	10	p	10.5	p
Fiscal Quarter Ended 03/31/2006	14.5	p	12.5	p	12.5	p
Fiscal Quarter Ended 12/31/2005	18.5	p	12.5	p	13	p
Fiscal Quarter Ended 09/30/2005	20	p	18.5	p	18.5	p
Fiscal Quarter Ended 06/30/2005	20	p	16.5	p	20	p
Fiscal Quarter Ended 03/31/2005	19.5	p	19	p	19	p
Fiscal Quarter Ended 12/31/2004	26.5	p	19.5	p	19.5	p
Fiscal Quarter Ended 09/30/2004	30	p	26.5	p	26.5	p

9.A.5.  Ordinary and Preferred Share Description

Registrar/Ordinary Shares Outstanding/Shareholders

The authorized capital of Seven Arts consists of 573,184,000 ordinary shares par value of  £0.05 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each..

Share Registers Limited, Craven House, West Street, Farnham Surrey GU9 7EN is the registrar and transfer agent for the ordinary shares.

Stock Options and Warrants

Refer to Item No.6.E and Table No. 11 for additional information.

9.A.6.  Rights of Securities.

No other class of securities materially qualifies the rights of holders of ordinary shares.

9.A.7.  Securities Other Than Common or Ordinary Shares.

The rights of the redeemable convertible preference shares are solely to convert into ordinary shares as provided in Item 4 No. A.  The rights of the holder of these preference shares are set forth in the agreement included in the Exhibits, hereto.

9.C.  Stock Exchanges Identified

The ordinary shares traded on the Alternative Investment Market in London, England until February 16, 2007 and are expected to be listed on the PLUS Market in London, England by April 30, 2007.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.

As of 3/15/2007, there were 573,184,000 of ordinary shares, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each authorized.

As of 3/31/2006, there were 13,184,000 ordinary shares £0.50 each issued and 3,000,000 convertible redeemable preference shares of £1.00 each issued.  As of 1/15/2007, there were 18,184,000 ordinary shares of £0.05 13,184,000 deferred shares of £0.45 each and 3,000,000 convertible redeemable preference shares of £1.00 each issued.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

—No Disclosure Necessary—

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

—Refer to Table No. 11

10.A.6.  History of Share Capital

Since September 2004, when control of the Company was acquired by Seven Arts Pictures Inc., the Company issued the following two convertible securities in September, 2004, referred to in Item 4 No. A.

August 2004	Issue of 3,000,000 Convertible Redeemable Preference Shares of £1.00 each to Armadillo Investments PLC

September 2004	Issue of £3,000,000 of Convertible Redeemable Debt to Langley Park Investment Trust PLC

10.A.7.  Resolutions/Authorizations/Approvals

—No Disclosure Necessary—

10.B.  Articles of Association

Seven Arts was incorporated as Glasgow Park Investments PLC on 24 August 2001 under the English Company Act of 1985.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 11 September 2001, the Company changed its name from Glasgow Park Investments PLC to The Cabouchon Collection PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 6 November 2003, the name f the Company was changed to Cabouchon PLC.  Pursuant to a resolution passed at a meeting of the shareholders of the Company that was held on 2 September 2004, the name of the Company was changed to Seven Arts Pictures PLC.

There are no restrictions on the business the Company may carry on in the Articles of Incorporation.

Under Article 124 of the Company’s Articles of Association, a director or senior officer must declare its interest in any existing or proposed contract or transaction with the Company and such director is not allowed to vote on any  transaction or contract with the Company in which has a disclosable interest, unless the interest arises in accordance with certain circumstances as set our in the Company’s Articles of Association.  A director may hold any office or place of profit with the Company in conjunction with the office of director, and no director shall be disqualified by his office from contracting with the Company. A director or his firm may act in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services. A director may become a director or other officer or employee of, or otherwise interested in, any corporation or firm in which the Company may be interested as a shareholder or otherwise. The director shall not be accountable to the Company for any remuneration or other benefits received by him.

Article 99 of the Company’s Articles addresses the duties of the directors. Directors must manage or supervise the management of the business and affairs of the Company and have the authority to exercise all such powers which are not required to be exercised by the shareholders, or as governed by the Companies Act of 1985. Article 100 addresses Committees of the Board of Directors. Directors may, by resolution, create and appoint an executive committee consisting of the director or directors that they deem appropriate.

Directors may also by resolution appoint one or more committees other than the executive committee. These committees may be delegated any of the directors’ powers except the power to fill vacancies on the board of directors, the power to remove a director, the power to change the membership or fill vacancies on any committee of the directors, the power to appoint or remove officers appointed by the directors, and make any delegation subject to the conditions set out in the resolution or any subsequent directors’ resolution. The quorum necessary for the transaction of the business of the directors may be fixed by the directors and if not so fixed shall be two directors.

Article 104 details the borrowing powers of the Directors. They may, on behalf of the Company:

•              Borrow money in a manner and amount, on any security, from the sources and on the terms and conditions that they consider appropriate, subject to the borrowing limits as set our in the Company’s Articles of Association;

•              Issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

•              Guarantee the repayment of money by any other person or the performance of any obligation of any other person; and

•              Mortgage, charge, whether by way of specific or floating charge, grant a security interest in or give other security on, on the whole or any part of the present or future assets and undertaking of the Company.

A director need not be a shareholder of the Company, and there are no age limit requirements pertaining to the retirement or non-retirement of directors. The directors are entitled to the remuneration for acting as directors, if any as the directors may from time to time determine. If the directors so decide, the remuneration of directors, if any, will be determined by the shareholders. That remuneration may be in addition to any salary or other remuneration paid to any officer or employee of the Company as such who is also a director. The Company must reimburse each director for the reasonable expenses that he or she may incur in and about the business of the Company. If any director performs any professional or other services for the Company that in the opinion of the directors are outside the ordinary duties of a director, or if any director is otherwise specially occupied in or about the Company’s business, he or she may be paid remuneration fixed by the directors, or, at the option of that director, fixed by ordinary resolution and such remuneration may be either in addition to, or in substitution for, any other remuneration that he or she may be entitled to receive.

Article 161 of the Company’s Articles of Association provides for the mandatory indemnification of directors, senior officers, former directors, and alternate, as well as their respective heirs and personal or other legal representatives, or any other person, to the greatest extent permitted by the New Act. The indemnification includes the mandatory payment of expenses. The directors may cause the Company to purchase and maintain insurance for the benefit of eligible parties.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

The authorized share structure consists of 573,184,000 ordinary shares par value of £0.50 each, 13,184,000 deferred shares of £0.45 each and 6,000,000 convertible redeemable preference shares of £1.00 each.  All the shares of ordinary stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of ordinary stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of ordinary stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of ordinary stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities and the satisfaction of preferred shareholders, if any.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Subject to the Companies Act of 1985, the Company may alter its authorized share structure by ordinary and/or special resolution. These ordinary and/or special resolutions may:

(1)           create one or more classes or series of shares or, if none of the shares of a series of a class or series of shares are allotted or issued, eliminate that class or series of shares;

(2)           increase, reduce or eliminate the maximum number of shares that the Company is authorized to issue out of any class or series of shares or establish a maximum number of shares that the company is authorized to issue out of any class or series of shares for which no maximum is established;

(3)           subdivide or consolidate all or any of its unissued, or fully paid issued, shares;

(4)           if the Company is authorized to issue shares of a class or shares with par value;

                (a)           decrease the par value of those shares; or

                (b)           if none of the shares of that class of shares are allotted or issued, increase the par value of those shares;

(5)           alter the identifying name of any of its shares; or

(6)           otherwise alter its share or authorized share structure when required or permitted to do so.

The Company may by special resolution:

(1)           create special rights or restrictions for, and attach those special rights or restrictions to, the shares of any class or series of shares, whether or not any or all of those shares have been issued; or

(2)           vary or delete any special rights or restrictions attached to the shares of any class or series of shares, whether or not any or all of those shares have been issued.

An Annual General Meeting shall be held once every calendar year at such time (not being more than 15 months after holding the last preceding Annual Meeting) and place as may be determined by the Directors. The Directors may, as they see fit, to convene an extraordinary general meeting. An extraordinary general meeting, if requisitioned in accordance with the Companies Act of 1985, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in the Companies Act of 1985.

There are no limitations upon the rights to own securities.

There are no provisions that would have the effect of delaying, deferring, or preventing a change in control of the Company.

There is no special ownership threshold above which an ownership position must be disclosed.

10.C.  Material Contracts

The only material contracts are the Employment Agreement for the services of Peter Hoffman described in Item 6 No. 2C above, and the agreements embodying the redeemable convertible preference shares and debentures referred to in Item 4 No. A above.

10.D.  Exchange Controls

The United Kingdom has no system of exchange controls.  There are no United Kingdom restrictions on the repatriation of capital or earnings of an English public company to non-resident investors.  There are no laws in the United Kingdom or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of Seven Arts’ securities.

Restrictions on Share Ownership by UK citizens:  There are no limitations under the laws of English or in the organizing documents of Seven Arts on the right of foreigners to hold or vote securities of Seven Arts.

10.E.  Taxation

The following summary of the material United Kingdom income tax consequences are stated in general terms and are not intended to be advice to any particular shareholder. Each prospective investor is urged to consult his or her own tax advisor regarding the tax consequences of his or her purchase, ownership and disposition of ordinary shares. The tax consequences to any particular holder of ordinary shares will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder’s particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in United Kingdom, deals at arm’s length with the Company, hold their ordinary shares as capital property and who will not use or hold the ordinary shares in carrying on business in the United Kingdom.  Special rules, which are not discussed in this summary, may apply to a United States holder that is an issuer that carries on business in the united Kingdom and elsewhere.

Management urges each holder to consult his own tax advisor with respect to the income tax consequences applicable to him in his own particular circumstances.

UNITED KINGDOM INCOME TAX CONSEQUENCES

Disposition of Ordinary Stock.

The summary below is restricted to the case of a holder (a “Holder”) of one or more ordinary shares (“Ordinary Shares”) who for the purposes of the United Kingdom inland revenue acts (“Tax Acts”) is a non-resident of the United Kingdom, holds his Ordinary Shares as capital property and deals at arm’s length with the Company.

Dividends

The UK does not require any tax to be withheld from the payment of dividends to holders of ordinary shares.

Disposition of Ordinary Shares

The UK does not impose any tax on investors disposing shares in a UK company, unless those investors are either UK tax resident or operate through a UK permanent establishment which holds the shares.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of material United States Federal income tax consequences, under the law, generally applicable to a U.S. Holder (as defined below) of ordinary shares of the Company. This discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (“the Code”), Treasury Regulations, published Internal Revenue Service (“IRS) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possible on a retroactive basis, at any time.  In addition, the discussion does not consider the potential effects, both adverse and beneficial, or recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of ordinary shares of the Company. Each holder and prospective holder of ordinary shares of the Company is advised to consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of ordinary shares of the Company applicable to their own particular circumstances.

U.S. Holders

As used herein, a “U.S. Holder” includes a holder of ordinary shares of the Company who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described in Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a “functional currency” other than the U.S. dollar, shareholders who hold ordinary shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their ordinary shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own ordinary shares as capital assets. This summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire ordinary shares.

Distribution on Ordinary Shares of the Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to ordinary shares of the Company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that the Company has current or accumulated earnings and profits, without reduction for any U.K income tax withheld from such distributions.  Such U.K. tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States Federal Income tax liability or, alternatively, individuals may be deducted in computing the U.S. Holder’s United States Federal taxable income by those individuals who itemize deductions.  (See more detailed discussion at “Foreign Tax Credit” below).  To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the ordinary shares and thereafter as gain from the sale or exchange of the ordinary shares. Dividend income will be taxed at marginal tax rates applicable to ordinary income while preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust.  There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale of other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Dividends paid on the ordinary shares of the Company will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.  A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualifies as a “foreign personal holding company” or a “passive foreign investment company”, as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company.  The availability of this deduction is subject to several complex limitations which are beyond the scope of this discussion.

Under current Treasury Regulations, dividends paid on the Company’s ordinary shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of the Company’s ordinary shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

For individuals whose entire income from sources outside the United States consists of qualified passive income, the total amount of creditable foreign taxes paid or accrued during the taxable year does not exceed $300 ($600 in the case of a joint return) and an election is made under section 904(j), the limitation on credit does not apply.

A U.S. Holder who pays (or has withheld from distributions) U.K. income tax with respect to the ownership of ordinary shares of the Company may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and applies to all foreign income taxes (or taxes in lieu of income tax) paid by (or withheld from) the U.S. Holder during the year.  There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his/her or its worldwide taxable income in the determination of the application of this limitation. The various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process.  In addition, this limitation is calculated separately with respect to specific classes of income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income”, and certain other classifications of income. Dividends distributed by the Company will generally constitute “passive income” or, in the case of certain U.S. Holders, “financial services income” for these purposes.  The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and management urges holders and prospective holders of ordinary shares of the Company to consult their own tax advisors regarding their individual circumstances.

Disposition of Ordinary Shares of the Company

A U.S. Holder will recognize gain or loss upon the sale of ordinary shares of the Company equal to the difference, if any, between (I) the amount of cash plus the fair market value of any property received, and (ii) the shareholder’s tax basis in the ordinary shares of the Company.  Preferential tax rates apply to long-term capital gains of U.S. Holders, which are individuals, estates or trusts. This gain or loss will be capital gain or loss if the ordinary shares are capital assets in the hands of the U.S. Holder, which will be a short-term or long-term capital gain or loss depending upon the holding period of the U.S. Holder.  Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year.  Deductions for net capital losses are subject to significant limitations.  For U.S. Holders, which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted, but individuals may not carry back capital losses. For U.S. Holders, which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

In the following circumstances, the above sections of the discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of ordinary shares of the Company.

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company’s outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% (50% after the first tax year) or more of the Company’s gross income for such year was derived from certain passive sources (e.g. from interest income received from its subsidiaries), the Company would be treated as a “foreign personal holding company.”  In that event, U.S. Holders that hold ordinary shares of the Company would be required to include in gross income for such year their allocable portions of such passive income to the extent the Company does not actually distribute such income.

The Company does not believe that it currently has the status of a “foreign personal holding company”. However, there can be no assurance that the Company will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of the Company’s outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a “foreign investment company” as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging ordinary shares of the Company to be treated as ordinary income rather than capital gains.

Passive Foreign Investment Company

As a foreign corporation with U.S. Holders, the Company could potentially be treated as a passive foreign investment company (“PFIC”), as defined in Section 1297 of the Code, depending upon the percentage of the Company’s income which is passive, or the percentage of the Company’s assets which is held for the purpose of producing passive income.

Certain United States income tax legislation contains rules governing PFICs, which can have significant tax effects on U.S. shareholders of foreign corporations.  These rules do not apply to non-U.S. shareholders.  Section 1297 (a) of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (I) 75% or more of its gross income is “passive income”, which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of “passive income” is 50% or more.  The taxation of a US shareholder who owns stock in a PFIC is extremely complex and is therefore beyond the scope of this discussion.  Management urges US persons to consult with their own tax advisors with regards to the impact of these rules.

Controlled Foreign Corporation

A Controlled Foreign Corporation (CFC) is a foreign corporation more than 50% of whose stock by vote or value is, on any day in the corporation’s tax year, owned (directly or indirectly) by U.S. Shareholders. If more than 50% of the voting power of all classes of stock entitled to vote is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own actually or constructively 10% or more of the total combined voting power of all classes of stock of the Company could be treated as a “controlled foreign corporation” under Subpart F of the Code.  This classification would affect many complex results, one of which is the inclusion of certain income of a CFC, which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on its pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC’s Subpart F income and are also subject to current U.S. tax on its pro rata shares of the CFC’s earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of ordinary shares of the Corporation which is or was a United States Shareholder at any time during the five-year period ending with the sale or exchange is treated as ordinary income to the extent of earnings and profits of the Company (accumulated in corporate tax years beginning after 1962, but only while the shares were held and while the Company was “controlled”) attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to the United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. The PFIC provisions continue to apply in the case of PFIC that is also a CFC with respect to the U.S. Holders that are less than 10% shareholders. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion.

The amount of any backup withholding will not constitute additional tax and will be allowed as a credit against the U.S. Holder’s federal income tax liability.

Filing of Information Returns.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply, and management urges United States Investors to consult their own tax advisors concerning these requirements.

10.G.  Statement by Experts

The Company relied upon the financial statements audited by MRI Moores Rowland LLP, as experts in accounting, in the preparation of this document.  The Company’s financial statements are referred to throughout the registration statement, incorporated in Item 17, and attached immediately following the registration statement as exhibits.  MRI Moores Rowland LLP consented to the inclusion of the financial statements it audited.  MRI Moores Rowland LLP is a member of the Institute of Charted Accountants of England and Wales.  MRI Moores Rowland LLP’s address is: 3 Sheldon Square, Paddington, London W2 6PS United Kingdom.

10.H.  Document on Display

—NA—

10.I.  Subsidiary Information

—No disclosure required—

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

—No Disclosure Necessary—

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities

—No Disclosure Necessary—

12.B.  Warrants and Rights

—No Disclosure Necessary—

12.C.  Other Securities

—No Disclosure Necessary—

12.D.  American Depository Shares

—No Disclosure Necessary—

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

—No Disclosure Necessary—

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

—No Disclosure Necessary—

ITEM 15.  CONTROLS AND PROCEDURES

—Not Applicable—

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY SEVEN ARTS/AFFILIATED PURCHASERS

—Not Applicable—

PART III

ITEM 17.  FINANCIAL STATEMENTS

The financial statements as required under Item No. 17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Moores Rowland, Independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

ITEM 18.  FINANCIAL STATEMENTS

Seven Arts has elected to provide financial statements pursuant to Item No. 17.

ITEM 19.  EXHIBITS

1.        Memorandum of Incorporation

2.        By-Laws and Board Memorandum   ***See Exhibit No. 1***

3.        Voting Trust Agreements — N/A

4.        Material Contracts —***See Exhibits Nos. 2 - 4***

5.        List of Foreign Patents — N/A

6.        Calculation of earnings per share —***See Exhibit No. 5***

7.        Explanation of calculation of ratios   ***Included in Exhibit No. 5***

8.        List of Subsidiaries   ***See Table 7 AT Item 4 No.C. above***

9.        Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities — N/A

10.      Other documents — N/A

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

Seven Arts Pictures PLC

/s/ Peter Hoffman
Name: Peter Hoffman
Title: Chief Executive Officer